

March 27, 2014

Brian R. Poole, Esq.
T. Rowe Price Credit Opportunities Fund, Inc.
100 East Pratt Street
Baltimore, MD 21202

Re: <u>T. Rowe Price Credit Opportunities Fund, Inc., File Nos. 333-194114 and 811-22939</u>

Dear Mr. Poole:

We have reviewed the registration statement for T. Rowe Price Credit Opportunities Fund, Inc., filed on Form N-1A with the Securities and Exchange Commission on February 25, 2014, and have the comments below, which are applicable to each of the prospectuses for the T. Rowe Price Credit Opportunities Fund, and T. Rowe Price Credit Opportunities Fund-Advisor Class (collectively, the "Funds") unless indicated otherwise.

Prospectus

1. Please include the exchange ticker symbols for the Fund's share classes on the front cover page.

   <u>Principal Investment Strategies</u>
2. The principal investment strategies section of the Fund states that, "the fund may use credit default swaps." Please confirm to the staff that when the Fund sells or writes credit default swaps, the full notional value of such swaps will be covered.

3. The word "credit" in the Fund's name suggests that the Fund will invest in debt securities. Rule 35d-1 under the Investment Company Act of 1940 ("1940 Act") requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name. Please revise the strategy section of the prospectus to include a requirement to invest at least 80% of net assets plus borrowings for investment purposes in "credit instruments." *See* Rule 35d-1 under the 1940.

   <u>Principal Investment Risks</u>
4. The Fund states that it may invest in "distressed and defaulted securities." Include a discussion of the risks associated with investments in such securities.

5. In regard to the "Derivatives risk" disclosure, the Division of Investment Management made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf) Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Investment Policies and Practices

6. On page 43 of the prospectus, you state that the, "Fund investments may be made in interest rate, index, total return, credit default, and other types of swap agreements…." When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally, Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See, Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

7. We note that disclosure on page 47 indicates that, "A fund may sell a security short as a hedge against portfolio holdings that may be expected to decline in value." Please confirm to the staff that interest and dividend expenses associated with short sales will be included in the Fund's fee table.

Statement of Additional Information

8. In Part II of the SAI, on page 212, the disclosure indicates that the Fund may invest in Privately Issued Mortgage-Backed Certificates. Please note that the staff has taken the position that privately issued mortgage-backed securities constitute an industry for purposes of determining compliance with the fundamental concentration policy.

General

9. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

10. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

11. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

12. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, please furnish a letter acknowledging that:
    ▪ Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Brian R. Poole, Esq.
March 27, 2014

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions about these comments, please call me at (202) 551-6769.

Sincerely,

/s/ Deborah O'Neal-Johnson

Deborah O'Neal-Johnson
Senior Counsel